Mail Stop 6010

January 9, 2007

Mr. Mark R. Hollinger
Chief Executive Officer
Merix Corporation
1521 Poplar Lane
Forest Grove, Oregon 97116

> RE: **Merix Corporation**
> **Form 10-K for the fiscal year ended May 27, 2006**
> **Filed August 24, 2006**
> **File No. 0-23818**

Dear Mr. Hollinger:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant